

17016508

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 52nd Street, 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
(Name – *if individual, state last, first, middle name*)

69 Monroe Ave #B	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Revere Securities LLC ,as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



GREGORY SCOTT WILDEMAN
Notary Public - State of New York
NO. 01WI6243656
Qualified in New York County
My Commission Expires 6/20/19

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (Under Rule 15c3-1 of the SEC and Regulation 1.17 of the CFTC).
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Revere Securities, LLC

We have audited the accompanying statement of financial condition of Revere Securities, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Revere Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Revere Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Rizzo DiGiacco Hern & Baniewicz CPA's

Pittsford, New York

February 24, 2017

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.662.5046 * Fax 585.662.5153
www.rizzodigiacco.com

REVERE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Current assets:		
Cash and cash equivalents	$	130,108
Receivables from clearing broker		278,156
Other receivables		14,879
Prepaid expenses and other current assets		61,000
Total current assets		484,143
Furniture and equipment, net of accumulated depreciation		9,345
Other assets:		
Deposit accounts with clearing brokers		214,789
Security deposits		48,849
Total other assets		263,638
Total assets	**$**	**757,126**
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$	258,446
Commissions payable		161,344
Due to affiliates		33,047
Total liabilities		452,837
Member's equity:		
Member's equity		304,289
Total member's equity		304,289
Total liabilities and member's equity	**$**	**757,126**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Securities LLC (the "Company"), a wholly owned subsidiary of Revere Investment Holdings LLC ("Holdings") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is organized in Delaware and is headquartered in New York City with offices in Florida, Massachusetts, and Ohio.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States. All customer transactions are cleared on a fully disclosed basis through independent clearing firms. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and therefore has claimed exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule. In addition, the Company is also exempt from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule, for private placements.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

Holding's liability is limited to the amount of its investment in the Company. The liability of Holdings for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limits. Clearing deposits represent required deposits that need to be segregated by the clearing broker.

Revenue Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis. The Company also earns commissions from the sale of annuity products, investment banking and investment advisory services.

Commissions Receivable

Receivables are primarily due from various financial/investment companies. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired and the loss can be reasonably estimated. As of the date of this financials statement, management believes that neither of these conditions existed with regards to the company's receivables and as such, an allowance for doubtful accounts has not been established.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is a wholly owned subsidiary of Holdings, and as a single member LLC it is a disregarded entity for tax purposes. All taxable amounts flow through into Holdings for the tax year 2016. Holdings has elected to be treated as a partnership for federal and state income tax purposes. All income, gains, losses and credits retain their character and pass through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying financial statement.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement by prescribing a minimum recognition threshold a tax position is required to

meet before being recognized in the financial statement. As of December 31, 2016, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

The Company's income tax returns for year 2013 are open for examination by federal, state and local income tax authorities. For 2014 and 2015, the Company's parent, Holdings filed a consolidated tax return that included the Company. Those returns are open for examination by the federal, state, and local income tax authorities.

3. Loans Receivable

The Company has advanced monies to certain employees as an incentive. These non-interest bearing loans will be forgiven and included as compensation once the employees meet the length of service requirement set for them by the Company. The balance of loans receivable at December 31, 2016 was $33,500, and is included in prepaid expenses and other current assets.

4. Furniture and Equipment

Furniture and equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$30,850
Equipment	5	50,753
		81,603
Less: Accumulated Depreciation		72,258
		$9,345

Depreciation for the year ended December 31, 2016 was $8,786.

5. Due to Affiliates

Due to affiliates represents the balance in the intercompany accounts at the end of the year and amounts due to a member in Holdings. During the year, the Company and its affiliates share various expenses such as rent, employees, and other expenses, and charge each other for their respective share of such costs. At December 31, 2016, the Company owed its affiliate and a member in Holdings a total of $33,047.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2016.

7. Related Parties

The Company and its affiliate Revere Capital Advisors LLC ("RCA") share various expenses including employees, various expenses, and other. These expenses are recorded in the accompanying financial statement.

The Company recorded a management fee of $736,306 from Revere Wealth Management LLC ("RWM"), another wholly owned subsidiary of Holdings. The management's fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays costs for RWM and earns a management fee from RWM.

8. Indemnifications, Commitment and Contingencies

Indemnifications

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote, and therefore no contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2016.

Operating Lease

The Company is obligated under operating leases for office space in Boca Raton, FL which expires on November 30, 2018, Riverhead, NY which is month-to-month, New York, NY which expires on March 17, 2017, and in Boston, MA, which expires on May 31, 2018. The Company also entered into a lease for new office space in New York, NY which expires November 29, 2021 on January 9th, 2017. Future minimum lease payments for noncancelable leases at December 31, 2016 are as follows:

	Minimum Lease Payment
2017	$745,403
2018	$658,593
2019	$587,028
2020	$587,028
2021	$538,109
Total	$3,116,161

The total rent for the year was $380,010.

Regulatory Matters

During 2016, the Company was examined by FINRA, however a final examination letter has not yet been issued. Although the ultimate outcome of the foregoing regulatory examination cannot be predicted with certainty, in the opinion of management, the outcome of this matter is not expected to have a material impact on the Company's financial condition.

Other Matters

An associate of a relative of a former employee has alleged that a current employee assisted in a theft orchestrated by the relative of the former employee. The plaintiff alleges that the Company is vicariously liable as the alleged scheme involved the use of the Company's offices and documents. The Company's legal counsel has indicated that the Company has substantial legal and factual defenses to the claims asserted against it. The ultimate resolution of this matter is unknown.

A former customer alleged that a registered representative of the Company engaged in excessive, unsuitable and inappropriate transactions. The arbitration was filed at the end of December, 2015. The case was settled in Mediation in December 2016 for $87,500 which is reflected in the accompanying financial statement. $35,000 was paid on settlement in

December, 2016 and the remaining the $52,500 is paid in monthly installments of $3,500 starting January 1, 2017.

The State of Massachusetts filed a claim on behalf of a former customer alleging that a registered representative recommended securities to a former client that was not suitable for the client. The Company settled with the former client for $50,000 in January, 2017, which is reflected in the accompanying financial statement. $35,000 was paid on settlement in January, 2017, and the remaining $15,000 is paid in monthly installments of $1,500 starting February 15, 2017.

A former vendor has initiated a claim against the Company. The plaintiff alleges that the Company did not meet the notice requirements to cancel its contract and is seeking payment under the terms of the contract. The Company's legal counsel asserts that the Company has substantial legal and factual defenses to the claim. The ultimate resolution of this matter is unknown.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2016 the Company had net capital of $185,095, which was $85,095 in excess of its minimum net capital of $100,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was 2.44 to 1.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by Sterne Agee Clearing Inc. ("Sterne Agee") in securities pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2016, substantially all the amounts due from broker reflected in the statement of financial condition are positions held at and amounts due from the clearing broker. The Company is subject to credit risk should this broker be unable to fulfill their obligations.

11. Recent Accounting Pronouncements

In May 2014, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statement. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1, 2018. The Company is currently evaluating the potential impact of adopting this accounting standard update.

12. Subsequent Events

Subsequent events for the Company have been evaluated through the date when the financial statement was available for issue. No other events or transactions, other than those noted above in note eight have occurred or are pending that would have a material effect on this financial statement at December 31, 2016.